Exhibit 99.4

Letter to Clients with respect to the Prospectus/Offer to Purchase

All Outstanding Shares of Common Stock

of

Sonic Solutions

made by

Sparta Acquisition Sub, Inc.

a wholly owned subsidiary of

Rovi Corporation

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), EASTERN TIME, ON FEBRUARY 11, 2011, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME OF THE OFFER.

To Our Clients:	January 14, 2011

Enclosed for your consideration is a Prospectus/Offer to Purchase dated January 14, 2011 (the “Prospectus/Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) relating to the offer by Sparta Acquisition Sub, Inc., a California corporation (the “Purchaser”) and a wholly-owned subsidiary of Rovi Corporation, a Delaware corporation (“Rovi”), to purchase each outstanding share of common stock, no par value (the “Shares”) of Sonic Solutions, a California corporation (“Sonic”), for consideration consisting of either $14.00 in cash, without interest, or 0.2489 of a share of Rovi common stock, $0.001 par value per share, in each case upon the terms and subject to the conditions, adjustments and prorations set forth in the Prospectus/Offer to Purchase. Also enclosed for your consideration is Sonic’s Solicitation/Recommendation Statement on Schedule 14D-9.

We (or our nominees) are the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used to tender Shares held by us for your account.

We request instructions as to whether you wish to tender any or all of the Shares held by us for your account pursuant to the terms and conditions set forth in the Offer.

Your attention is directed to the following:

1.	The per Share offer price for the Offer consists of either $14.00 in cash, without interest, or 0.2489 of a share of Rovi common stock, $0.001 par value per share, in each case upon the terms and subject to the conditions, adjustments and prorations set forth in the Prospectus/Offer to Purchase. The aggregate amount of cash and of Rovi common stock available to be paid and issued in the Offer will be determined on a 55/45 basis, such that if the holders of more than 55% of the shares of Sonic common stock tendered in the offer elect to receive more than the amount of cash available, or if the holders of more than 45% of the shares of Sonic common stock tendered in the offer elect to receive more than the amount of Rovi common stock available, Sonic shareholders will receive on a pro rata basis the other kind of consideration.

2.	The Offer is being made for all outstanding Shares.

3.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration time of the Offer (as it may be extended) Shares that, together with any shares of Sonic common stock then owned by Rovi or the Purchaser immediately prior to the acceptance for exchange of Shares pursuant to the Offer, represent more than 50% of the sum of the aggregate number of Shares then outstanding, plus an additional number of shares up to (but not exceeding) the aggregate number of shares of Sonic common stock issuable upon the exercise of all

Sonic stock options, Sonic warrants and other rights to acquire Sonic common stock that are outstanding immediately prior to the acceptance of Shares for exchange pursuant to the Offer (the foregoing condition is referred to as the “minimum condition” in the Prospectus/Offer to Purchase). The Offer is also subject to other conditions described under the caption “The Offer—Conditions to the Offer” of the Prospectus/Offer to Purchase.

4.	The offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of December 22, 2010, by and among Rovi, the Purchaser and Sonic (the “Merger Agreement”). Following the purchase by the Purchaser of shares of Sonic common stock in the Offer and the satisfaction or waiver of each of the applicable merger conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Sonic (the “First Merger”), with Sonic surviving the Merger as a wholly-owned subsidiary of Rovi. If in the Offer Purchaser obtains ownership of at least 90% of the then-outstanding shares of Sonic common stock (the “short-form merger threshold”), Rovi and Purchaser elect to reduce the minimum condition to the reduced purchase amount (as defined in the Prospectus/Offer to Purchase) or are otherwise permitted under applicable California law, then upon consummation of the First Merger, each then-outstanding share of Sonic common stock (other than shares owned by Rovi, the Purchaser or Sonic or any wholly-owned subsidiary of Rovi or Sonic, or held in Sonic’s treasury, or owned by any shareholder of Sonic who properly exercises dissenters’ rights under California law) will be converted into the right to receive $7.70 in cash, without interest, and a fraction of a share of Rovi common stock equal to 0.112 (subject to adjustment for stock splits, stock dividends and similar events); provided, however, that if in the Offer the Purchaser obtains ownership of shares of Sonic common stock representing less than the short-form merger threshold and does not elect to reduce the minimum condition to the reduced purchase amount or is otherwise required under applicable California law, then the consideration paid to Sonic shareholders in the First Merger shall consist entirely of a fraction of a share of Rovi common stock equal to 0.2489 (subject to adjustment for stock splits, stock dividends and similar events), as described under the caption “The Merger Agreement—The Mergers—What Sonic Shareholders will Receive in the First Merger.”

5.	The board of directors of Sonic has, by the unanimous vote of all of the Sonic directors, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, are advisable and in the best interests of and are fair to Sonic and Sonic’s shareholders, (2) approved and authorized the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Mergers, and (3) recommended that Sonic’s shareholders accept the Offer and tender their shares of Sonic common stock pursuant to the Offer and, to the extent necessary, to vote in favor of adoption of the Merger Agreement, including the principal terms of the First Merger. Accordingly, the board of directors of Sonic unanimously recommends that the shareholders of Sonic accept the Offer and tender their Shares pursuant to the Offer, and, to the extent necessary, vote to adopt and approve the principal terms of the Merger Agreement and the Mergers.

6.	The Offer and withdrawal rights expire at 12:00 midnight (one minute after 11:59 p.m.), Eastern time, on February 11, 2011 (the “Expiration Time”), unless the Offer is extended by the Purchaser, in which event the term Expiration Time shall mean the latest time at which the Offer, as so extended by the Purchaser, will expire.

7.	Any stock transfer taxes applicable to a sale of Shares to the Purchaser will be borne by the Purchaser, except as otherwise set forth in Instruction 6 of the Letter of Transmittal.

8.	Tendering shareholders will not be obligated to pay brokerage fees or commissions to the Depositary or the Information Agent, or except as set forth in Instruction 6 of the Letter of Transmittal for the Offer, transfer taxes on the purchase of Shares by the Purchaser in the Offer. However, federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided or an exemption is available. See the Letter of Transmittal for the Offer for more information.

Your instructions to us should be forwarded promptly to permit us to submit a tender on your behalf prior to the Expiration Time. If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing and returning to us the instruction form. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the detachable part hereof. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Time.

On the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Time, the Purchaser will accept for exchange, and deliver consideration for, all Shares validly tendered to the Purchaser and not withdrawn prior to the Expiration Time. To validly tender Shares in the Offer, (1) the certificate(s) representing the tendered Shares, together with the Letter of Transmittal (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary for the Offer prior to the Expiration Time, (2) in the case of a tender effected pursuant to the book-entry transfer procedures described in the Prospectus/Offer to Purchase, (a) either the Letter of Transmittal (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees, or an agent’s message (as defined in the Prospectus/Offer to Purchase) and any other required documents, must be received by the Depositary prior to the Expiration Time, and (b) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Prospectus/Offer to Purchase and a book-entry confirmation described in the Prospectus/Offer to Purchase must be received by the Depositary for the Offer prior to the Expiration Time, or (3) the tendering shareholder must comply with the guaranteed delivery procedures described in the Prospectus/Offer to Purchase prior to the Expiration Time.

Under no circumstances will interest be paid on the cash component of the Offer consideration with respect to the Shares to be delivered by the Purchaser, regardless of any extension of the Offer or any delay in the delivery of such consideration.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser and Rovi by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

INSTRUCTIONS WITH RESPECT TO THE PROSPECTUS/OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF SONIC SOLUTIONS

The undersigned acknowledge(s) receipt of your letter, the Prospectus/Offer to Purchase of Sparta Acquisition Sub, Inc. (the “Prospectus/Offer to Purchase”), and the Letter of Transmittal relating to shares of common stock, no par value per share (the “Shares”), of Sonic Solutions, a California corporation.

This will instruct you to tender the number of Shares indicated below (or, if no number is indicated below, all shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Purchase and Letter of Transmittal.

Number of Shares to be Tendered(1):	SIGN HERE Signature(s)

Shares

Please Type or Print Name(s)

Please Type or Print Address(es)

Area Code and Telephone Number

Dated: , 2011	Taxpayer Identification or Social Security No.

(1)	Unless otherwise indicated, it will be assumed that all of your Shares are to be tendered.